SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFITS RISE 55% TO € 397M DUE TO
STRONG EASTER BUT NO CHANGE TO FY GUIDANCE

Ryanair, Europe's No. 1 airline, today (July 24) reported a 55% rise in Q1 profit to €397m. This result is distorted by the timing of Easter in Q1 with no holiday period in the prior year comparative.  Traffic grew 12% to 35m as Ryanair's lower fares and "Always Getting Better" (AGB) programme delivered a record 96% load factor.

Q1 (IFRS)	June 30, 2016	June 30, 2017	% Change
Customers (m)	31.2	35.0	+12%
Revenue (m)	€1,687	€1,910	+13%
Profit after Tax (m)	€256	€397	+55%
Net Margin	15%	21%	+6%
Basic EPS (euro cent)	20.01	32.66	+63%

Ryanair's CEO Michael O'Leary said:
"We are pleased to report this 55% increase in PAT to €397m but caution that the outcome is distorted by the absence of Easter in the prior year Q1. While Q1 ave. fares rose by 1% to just over €40, this was due to a strong April (boosted by Easter) offset by adverse sterling, lower bag revenue as more customers switch to our 2 free carry-on bag policy, and yield stimulation following a series of security events in Manchester and London. Q1 highlights include:

-     Traffic up 12% to 35m (LF +2% to 96%)
-     Ave. fare up 1% to €40.30
-     Unit costs down 6% (ex-fuel -3%)
-     10 additional B737-MAX-200 "Game Changers" ordered (now 110 firm & 100 options)
-     Over €200m returned to shareholders via share buybacks
-     397 B737's in fleet at end of Q1

New Routes, Bases & Fleet:
We took delivery of 14 new B737's in Q1, ahead of the peak summer period. Our new bases in Frankfurt Main (opened in March) and Naples (April) are performing well with strong advance bookings at low fares. The Frankfurt Main base will increase from 2 to 7 aircraft in Sept. We will launch 2 new bases in Memmingen (Munich) & Poznan in the autumn and open 170 new routes for winter '17.  We continue to see significant growth opportunities for Ryanair across Europe as competitors close bases or move capacity and legacy airlines restructure.

In June we ordered 10 more B737-MAX-200 "Game Changer" aircraft. Five of these will be delivered in spring 2019 and 5 more in spring 2020. In addition, we recently agreed extensions of 10 operating leases which will provide us with 3 more aircraft for S.18 and 10 for S.19. This addresses a temporary capacity shortage in S.19 (before our Boeing MAX deliveries accelerate in Sept. '19) and allows us to maintain consistent growth through FY20.

AGB & Labs:
Year 4 of AGB is under way. In May we launched flight connections at Rome Fiumicino, and in July extended it to Milan Bergamo. We have started selling Air Europa long-haul flights from Madrid on our website and have become the exclusive airline partner of the EU Erasmus Student Network.  This partnership will enable Erasmus students to benefit from exclusive flight discounts to suit their budget and will be available from Aug.  From June, our customers who purchase reserved seats now enjoy a 60-day check-in window.  On Ryanair Rooms, we added a 5th partner, increasing both choice and value for our customers. Ryanair Holidays continues to roll out across our network and went live in Italy and Spain in Q1.

We continue to invest heavily in Travel Labs, and recently opened our 3rd Lab facility in Madrid which will see us hire up to 250 highly skilled digital professionals in Spain over the next 2 years.  This follows on from the doubling in size of the team in Travel Labs Poland to almost 200 IT professionals earlier this year.

Our industry leading on-time performance improved in Q1 to 89%.  We work hard to ensure that our customers enjoy punctual flights and we continue to campaign with our partners in A4E (Airlines for Europe) to encourage the EC to take action to ameliorate the impact of ATC strikes on overflights in Europe.

Punctuality	Apr.	May	Jun.	Q1
FY17	91%	89%	81%	87%
FY18	91%	90%	88%	89%

Costs:
The cost gap between Ryanair and competitor airlines continues to widen.  We delivered a 6% unit cost reduction in Q1 as our fuel bill fell despite a 12% increase in traffic.  Ex-fuel unit costs, helped by weaker sterling (which will, we believe, be reversed in H2 due to more difficult y-o-y comparisons), fell by 3% as we delivered unit cost reductions across nearly all cost lines.  We remain on-track to deliver our previously guided ex-fuel unit cost reduction of 1% in FY18.

Our FY18 fuel is 90% hedged at approx. $49pbl and will deliver significant savings this year.  We took advantage of recent price dips to increase our H1 FY19 hedging to approx. 45% at $48pbl.  We expect these fuel savings will be passed back to Ryanair customers through lower fares.

Brexit:
We remain concerned at the uncertainty which surrounds the terms of the UK's departure from the EU in March '19. While we continue to campaign for the UK to remain in the EU Open Skies agreement, we caution that should the UK leave, there may not be sufficient time, or goodwill on both sides, to negotiate a timely replacement bilateral which could result in a disruption of flights between the UK and Europe for a period of time from April '19 onwards.  We, like all airlines, seek clarity on this issue before we publish our summer 2019 schedule in the second quarter of 2018.  If we do not have certainty about the legal basis for the operation of flights between the UK and the EU by autumn 2018, we may be forced to cancel flights and move some, or all, of our UK based aircraft to Continental Europe from April '19 onwards.  We have contingency plans in place and will, as always, adapt to changed circumstances in the best interests of our customers and shareholders.

Balance Sheet & Shareholder Returns:
Ryanair's balance sheet remains one of the strongest in our industry.  In May the Board approved a €600m ordinary share buyback programme.  In Q1 we spent €165m under this buyback at an ave. price of €18.20. We also purchased €39m worth of ADR's under the €150m "Evergreen" ADR buyback programme launched last Feb.  Despite this cumulative spend of over €200m on buybacks and capex of almost €400m in Q1, we reduced net debt by €150m from €244m at Mar. 31 to €94m at Jun. 30.

Outlook:
As previously guided, Q1 results were substantially boosted by the presence of Easter in April but not in the prior year comparable.  While the H1 outcome remains dependent on close-in Q2 summer bookings, we continue to guide H1 ave. fares down approx. 5% as we grow  H1 traffic by almost 11% and checked bag revenue continues to steeply decline.  Thanks to the higher Q1 load factors and the completion of our winter '17 schedule, we are raising our FY18 traffic target to 131m (up 1m on previous guidance).  After a difficult winter last year, we expect the pricing environment to remain very competitive into H2 where we will grow traffic by approx. 7%.  Yield visibility into H2 is zero and we see no reason at this time to alter our H2 ave. fare guidance of an 8% decline.

Ex-fuel unit costs are on track to deliver a 1% reduction this year, and our fuel hedging should deliver savings of approx. €70m, when adjusted for volume growth, which is being passed on to customers in lower fares.  Ancillary revenue continues to grow in line with traffic as we discount pricing to drive penetration in products such as Ryanair Rooms, Ryanair Holidays and the PLUS bundles (which are reported in scheduled revenue).

Based on the above, we continue to guide FY18 PAT in a range of €1.40bn to €1.45bn. This guidance remains heavily dependent on close-in summer bookings, H2 ave. fares, and the absence of any further security events, ATC strikes or negative Brexit developments."

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Ryanair is Europe's favourite airline, carrying 131m customers p.a. on more than 2,200 daily flights from 86 bases, connecting over 210 destinations in 33 countries on a fleet of over 400, new, Boeing 737 aircraft, with a further 270 B737's on order, which will enable Ryanair to lower fares and grow traffic to 200m p.a. by FY24. These modern aircraft are among the quietest and most fuel efficient in operation, making Ryanair one of the greenest, cleanest airline operations in Europe. Ryanair's team of over 13,000 highly skilled aviation professionals deliver Europe's No.1 on-time performance, and an industry leading 32 year safety record.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Balance Sheet as at June 30, 2017 (unaudited)

		At Jun 30,	At Mar 31,
		2017	2017
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	7,467.5	7,213.8
Intangible assets		46.8	46.8
Derivative financial instruments		12.1	23.0
Total non-current assets		7,526.4	7,283.6

Current assets
Inventories		3.3	3.1
Other assets		197.2	222.1
Trade receivables		61.2	54.3
Derivative financial instruments		41.7	286.3
Restricted cash		11.8	11.8
Financial assets: cash > 3 months		3,140.6	2,904.5
Cash and cash equivalents		1,034.3	1,224.0
Total current assets		4,490.1	4,706.1

Total assets		12,016.5	11,989.7

Current liabilities
Trade payables		324.0	294.1
Accrued expenses and other liabilities		2,351.9	2,257.2
Current maturities of debt		450.1	455.9
Derivative financial instruments		84.1	1.7
Current tax		46.9	2.9
Total current liabilities		3,257.0	3,011.8

Non-current liabilities
Provisions		142.6	138.2
Derivative financial instruments		84.9	2.6
Deferred tax		426.0	473.1
Other creditors		7.4	12.4
Non-current maturities of debt		3,830.8	3,928.6
Total non-current liabilities		4,491.7	4,554.9

Shareholders' equity
Issued share capital	12	7.2	7.3
Share premium account		719.4	719.4
Other undenominated capital	12	2.7	2.7
Retained earnings	12	3,649.8	3,456.8
Other reserves		(111.3)	236.8
Shareholders' equity		4,267.8	4,423.0

Total liabilities and shareholders' equity		12,016.5	11,989.7

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2017 (unaudited)

			Quarter Ended	Quarter Ended
			Jun 30,	Jun 30,
		Change	2017	2016
	Note	%	€M	€M
Operating revenues
Scheduled revenues		+13%	1,409.3	1,244.0
Ancillary revenues		+13%	501.0	443.4
Total operating revenues - continuing operations		+13%	1,910.3	1,687.4

Operating expenses
Fuel and oil		-1%	513.0	518.4
Airport and handling charges		+11%	267.0	241.4
Route charges		+7%	191.0	177.9
Staff costs		+10%	182.4	165.8
Depreciation		+11%	139.0	125.6
Marketing, distribution and other		+15%	100.6	87.6
Maintenance, materials and repairs		-13%	35.9	41.3
Aircraft rentals		-6%	21.2	22.6
Total operating expenses		+5%	1,450.1	1,380.6

Operating profit - continuing operations		+50%	460.2	306.8

Other (expense)/income
Finance expense		-15%	(17.8)	(21.0)
Finance income		-56%	0.6	1.3
Foreign exchange gain/(loss)		-232%	0.7	(0.6)
Total other (expense)/income		-19%	(16.5)	(20.3)

Profit before tax		+55%	443.7	286.5

Tax expense on profit	4	+51%	(46.6)	(31.0)

Profit for the quarter - all attributable to equity holders of parent		+55%	397.1	255.5

Earnings per ordinary share (in € cent)
Basic	9	+63%	32.66	20.01
Diluted	9	+63%	32.38	19.90
Weighted average no. of ordinary shares (in Ms)
Basic	9		1,216.0	1,276.8
Diluted	9		1,226.4	1,284.2

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2017 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2017	2016
	€M	€M

Profit for the quarter	397.1	255.5

Other comprehensive income:

Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	(349.6)	348.4

Other comprehensive (loss)/income for the quarter, net of income tax	(349.6)	348.4

Total comprehensive income for the quarter - all attributable to equity holders of parent	47.5	603.9

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2017 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2017	2016
	Note	€M	€M
Operating activities
Profit after tax		397.1	255.5

Adjustments to reconcile profit after tax to net cash provided by operating activities
Depreciation		139.0	125.6
(Increase)/decrease in inventories		(0.2)	0.3
Tax expense on profit on ordinary activities		46.6	31.0
Share based payments		1.5	1.5
(Decrease)/increase in trade receivables		(6.9)	16.4
Decrease in other current assets		25.1	15.6
Increase in trade payables		29.9	49.2
Increase in accrued expenses		102.2	229.6
(Decrease) in other creditors		(5.0)	(5.1)
Increase/(decrease) in provisions		4.3	(4.6)
(Increase)/decrease in finance income		(0.1)	0.3
(Decrease) in finance expense		(7.4)	(8.5)
Income tax paid		-	(0.1)
Net cash provided by operating activities		726.1	706.7

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(392.6)	(381.4)
Decrease/(increase) in restricted cash		-	0.1
Decrease in financial assets: cash > 3 months		(236.1)	4.6
Net cash provided/(used in) investing activities		(628.7)	(376.7)

Financing activities
Shareholder returns	12	(204.1)	(467.5)
Repayments of long term borrowings		(83.0)	(88.5)
Net cash provided/(used in) financing activities		(287.1)	(556.0)

(Decrease)/increase in cash and cash equivalents		(189.7)	(226.0)
Cash and cash equivalents at beginning of the period		1,224.0	1,259.2
Cash and cash equivalents at end of the period		1,034.3	1,033.2

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for the quarter ended June 30, 2017 (unaudited)

							Other Reserves

	Ordinary	Issued Share	Share Premium	Retained	Other Undenominated			Other
	Shares	Capital	Account	Earnings	Capital	Treasury	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2016	1,290.7	7.7	719.4	3,166.1	2.3	(7.3)	(300.6)	9.2	3,596.8
Profit for the year	-	-	-	1,315.9	-	-	-	-	1,315.9
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	-	522.5	-	522.5
Total other comprehensive income	-	-	-	-	-	-	522.5	-	522.5
Total comprehensive income	-	-	-	1,315.9	-	-	522.5	-	1,838.4
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-	-	-	-	-	5.7	5.7
Repurchase of ordinary equity shares	-	-		(1,017.9)	-	-	-	-	(1,017.9)
Cancellation of repurchased ordinary shares	(72.3)	(0.4)	-	-	0.4	-	-	-	-
Treasury shares cancelled	(0.5)	-	-	(7.3)	-	7.3	-	-	-
Balance at March 31, 2017	1,217.9	7.3	719.4	3,456.8	2.7	-	221.9	14.9	4,423.0
Profit for the quarter	-	-	-	397.1	-	-	-	-	397.1
Other comprehensive income
Net movements in cash flow reserve	-	-	-		-	-	(349.6)	-	(349.6)
Total other comprehensive income	-	-	-		-	-	(349.6)	-	522.5
Total comprehensive income	-	-	-	397.1	-	-	(349.6)	-	47.5
Transactions with owners of the Company recognised directly in equity
Share-based payments	-	-	-		-	-	-	1.5	1.5
Repurchase of ordinary equity shares	-	-	-	(204.1)	-	-	-	-	(204.1)
Cancellation of repurchased ordinary shares	(10.9)	(0.1)	-	-	0.4	-	-	-	-
Balance at June 30, 2017	1,207.0	7.2	719.4	3,649.8	2.7	-	(127.7)	16.4	4,267.8

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended June 30, 2017

Income Statement

Scheduled revenues:
Scheduled revenues are up by 13% to €1,409.3M due to 12% traffic growth (to 35M) and a 1% increase in average fare to over €40.

Ancillary revenues:
Ancillary revenues increased by 13% to €501.0M as reserved seating, priority boarding and car hire continue to improve offset by lower travel insurance and hotel penetration.

Operating Expenses:

Fuel and oil:
Fuel and oil fell by 1% to €513.0M due to lower hedged fuel prices offset by a 12% increase in block hours and a higher load factor (up 2 points to 96%).

Airport and handling charges:
Airport and handling charges are up by 11% to €267.0M due to 12% traffic growth offset by more competitive airport deals and weaker sterling against the euro.

Route charges:
Route charges rose 7% to €191.0M due to a 10% increase in sectors offset by Eurocontrol price reductions in France, Germany and the UK (aided by weaker sterling).

Staff costs:
Staff costs increased by 10% to €182.4M, lower than the 12% increase in traffic, due to 10% more sectors and the impact of a 2% pay increase in April 2017 offset by weaker sterling against the euro.

Depreciation:
Depreciation is 11% higher at €139.0M due to 50 (+16%) additional owned aircraft in the fleet at period end (364 at June 30, 2017 compared to 314 at June 30, 2016).

Marketing, distribution and other:
Marketing, distribution and other are up by 15% to €100.6M, due to increased distribution costs related to stronger on-board sales and higher EU261 passenger compensation claims.

Maintenance, materials and repairs:
Maintenance, materials and repairs fell by 13% to €35.9M due to 8 lease handbacks over the past year offset by the stronger US dollar against the euro.

Aircraft rentals:
Aircraft rentals fell by 6% to €21.2M due to the handback of 8 leased aircraft over the past year.

Ownership and maintenance:
During the quarter ended June 30, 2017 ownership and maintenance costs (depreciation, maintenance, aircraft rentals and financing costs) increased by 2% to €213.8M, which is significantly lower than the 12% increase in passenger numbers.

Unit costs fell by 6%, excluding fuel they were down 3%, which compares favourably to the 12% increase in traffic in the quarter.

Other income/(expense):

Finance expense:
Finance expense decreased by 15% to €17.8M primarily due to lower interest rates.

Finance income:
Finance income fell by €0.7M due to significantly lower deposit interest rates.

Balance sheet:
Gross cash rose by €46.4M to €4,186.7M at June 30, 2017.
Gross debt fell by €103.6M to €4,280.9M due to debt repayments.
€726.1M net cash was generated by operating activities.  Net capital expenditure was €392.6M, shareholder returns and debt repayments amounted to €204.1M and €83.0M respectively.
Net debt was €94.2M at period end.  (March 31, 2017: Net debt €244.2M).

Shareholders' equity:
Shareholders' equity decreased by €155.2M to €4,267.8M in the quarter due to IFRS hedge accounting treatment for derivatives of €349.6M and €204.1M of shareholder returns, offset by net profit after tax of €397.1M in the quarter.

Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated preliminary financial statements of the Company for the quarter ended June 30, 2017 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated interim financial statements ("the interim financial statements"), which should be read in conjunction with our 2016 Annual Report for the year ended March 31, 2016, have been prepared in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34").  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2017, are available at http://investor.ryanair.com/.

The June 30, 2017 figures and the June 30, 2016 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2016, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.  The consolidated financial statements of the Group for the year ended March 31, 2017 will be filed with the Irish Registrar of Companies following the Company's Annual General Meeting and will be available to shareholders in due course.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated preliminary financial statements for the year ended March 31, 2017 on May 26, 2017.

Except as stated otherwise below, this period's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

The following new and amended standards, that have been issued by the IASB, and which were effective for the first time for the current financial year beginning on or after January 1, 2016, and have also been endorsed by the EU, have been applied by the Group for the first time in these condensed consolidated financial statements;

●
Amendments to IFRS 11: "Accounting for Acquisitions of Interests in Joint Operations" (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 16 and IAS 38: "Clarification of Acceptable Methods of Depreciation and Amortisation" (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 16 Property, Plant and Equipment and IAS 41 Bearer Plants (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 27 Equity method in Separate Financial Statements (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IAS 1: "Disclosure Initiative" (effective for fiscal periods beginning on or after January 1, 2016)

●
"Annual Improvements to IFRSs" 2012-2014 Cycle (effective for fiscal periods beginning on or after January 1, 2016)

●
Amendments to IFRS 10, IFRS 12 and IAS 28: "Investment Entities - Exception to Consolidation" (effective for fiscal periods beginning on or after January 1, 2016)

The adoption of these amended standards did not have a material impact on our financial position or results from operations in the year ended March 31, 2017.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. Those that are not as yet EU endorsed are flagged below. While under review, we do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
Amendments to IAS 7: "Disclosure Initiative" (effective for fiscal periods beginning on or after January 1, 2017)*

●
Amendments to IAS 12: "Recognition of Deferred Tax Assets for Unrealised Losses" (effective for fiscal periods beginning on or after January 1, 2017)*

●
IFRS 15: "Revenue from Contracts with Customers including Amendments to IFRS 15" (effective for fiscal periods beginning on or after January 1, 2018)

●
IFRS 9: "Financial Instruments" (effective for fiscal periods beginning on or after January 1, 2018)

●
Clarifications to IFRS 15: "Revenue from Contracts with Customers (effective for fiscal periods beginning on or after January 1, 2018)*

●
Amendments to IFRS 2: "Classification and Measurement of Share Based Payment Transactions" (effective for fiscal periods beginning on or after January 1, 2018)*

●
Amendments to IFRS 4: Applying IFRS 9 "Financial Instruments" with IFRS 4: "Insurance Contracts" (effective for fiscal periods beginning on or after January 1, 2018)*

●
Annual Improvements to IFRS 2014-2016 Cycle (effective for fiscal periods beginning on or after January 1, 2018)*

●
IFRIC Interpretation 22: "Foreign Currency Transactions and Advance Consideration" (effective for fiscal periods beginning on or after January 1, 2018)*

●
IFRS 16: "Leases" (effective for fiscal periods beginning on or after January 1, 2019)

* These standards or amendments to standards are not as yet EU endorsed.

2.            Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2017 was 10.5% (June 30, 2016: 10.8%).  The tax charge for the quarter ended June 30, 2017 of €46.6M (June 30, 2016: €31.0M) comprises a current tax charge of €43.7M and a deferred tax charge of €2.9M relating to the temporary differences for property, plant and equipment recognised in the income statement.

5.            Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements. The charge of €1.5M is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

At June 30, 2017 Ryanair had an operating fleet of 397 (2016: 353) Boeing 737 aircraft.  The Group agreed to purchase 183 new Boeing 737-800NG aircraft from the Boeing Corporation during the periods FY15 to FY19 of which 11 aircraft were delivered in the year ended March 31, 2015, 41 were delivered in the year ended March 31, 2016, a further 52 were delivered in the year ended March 31, 2017 and 14 in the quarter ended June 30, 2017.

The Group also agreed to purchase up to 210 (110 firm and 100 options) Boeing 737 Max 200 aircraft from the Boeing Corporation during the periods FY20 to FY24; these include 10 additional firm orders announced in June 2017 which will see aircraft deliveries increase by 5 in spring 2019 and 5 in spring 2020.

8.            Analysis of operating segment

The Group is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car-hire, internet income and related sales to third parties. The Group operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Group determines and presents operating segments based on the information that internally is provided to the CEO, who is the Group's Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data. However, resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the adjusted profit/(loss) after tax of the Group for the period.  All segment revenue is derived wholly from external customers and as the Group has a single reportable segment, intersegment revenue is zero.

The Group's major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Group's integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Group is managed as a single business unit, all other assets and liabilities have been allocated to the Group's single reportable segment.

Reportable segment information is presented as follows:
	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2017	2016
	€M	€'M
External revenues	1,910.3	1,687.4

Reportable segment profit after income tax	397.1	255.5

	At Jun 30, 2017 €M	At Mar 31, 2017 €M
Reportable segment assets	12,016.5	11,989.7

Reportable segment liabilities	7,748.7	7,566.7

9.            Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2017	2016

Basic earnings per ordinary share euro cent	32.66	20.01
Diluted earnings per ordinary share euro cent	32.38	19.90
Weighted average number of ordinary shares (in M's) - basic	1,216.0	1,276.8
Weighted average number of ordinary shares (in M's) - diluted	1,226.4	1,284.2

Diluted earnings per share takes account of the potential future exercises of share options granted under the Company's share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 10.4M (2016: 7.4M).

10.          Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the quarter to June 30, 2017 amounted to €392.6M and primarily relates to aircraft pre delivery payments and 14 aircraft deliveries.

11.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2016 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value

●
Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●
Derivatives - currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at March 31, 2017 has been used to establish fair value. (Level 2)
The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter to June 30, 2017, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

●
Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2017 to arrive at a fair value representing the amount payable to a third party to assume the obligations.
There were no significant changes in the business or economic circumstances during the quarter to June 30, 2017 that affect the fair value of our financial assets and financial liabilities.

11.          Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2017	2017	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	4.9	4.9	14.5	14.5
- Jet fuel derivative contracts	4.7	4.7	-	-
- Interest rate swaps	2.5	2.5	8.5	8.5
	12.1	12.1	23.0	23.0
Current financial assets
Derivative financial instruments:-
- U.S. dollar currency forward contracts	40.8	40.8	224.9	224.9
- Jet fuel derivative contracts	-	-	58.2	58.2
- Interest rate swaps	0.9	0.9	3.2	3.2
	41.7	41.7	286.3	286.3
Trade receivables*	61.2		54.3
Cash and cash equivalents*	1,034.3		1,224.0
Financial asset: cash > 3 months*	3,140.6		2,904.5
Restricted cash*	11.8		11.8
Other assets*	1.0		1.0
	4,290.6	41.7	4,481.9	286.3
Total financial assets	4,302.7	53.8	4,504.9	309.3

11.          Financial instruments and financial risk management (continued)

	At Jun 30,	At Jun 30,	At Mar 31,	At Mar 31,
	2017	2017	2017	2017
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial liabilities	€M	€M	€M	€M
Derivative financial instruments:-
- U.S. dollar currency forward contracts	83.2	83.2	0.4	0.4
- Interest rate swaps	1.7	1.7	2.2	2.2
- Jet fuel derivative contracts	-	-	-	-
	84.9	84.9	2.6	2.6
Long-term debt	1,392.1	1,426.9	1,489.9	1,519.4
Bonds	2,438.7	2,504.9	2,438.7	2,499.9
	3,915.7	4,016.7	3,931.2	4,021.9
Current financial liabilities
Derivative financial instruments:-
- U.S. dollar currency forward contracts	57.2	57.2	0.1	0.1
- Interest rate swaps	1.2	1.2	1.6	1.6
- Jet fuel derivative contracts	25.7	25.7	-	-
	84.1	84.1	1.7	1.7
Long-term debt	450.1	450.1	455.9	455.9
Trade payables*	324.0		294.1
Accrued expenses*	362.5		348.0
	1,220.7	534.6	1,099.7	457.6
Total financial liabilities	5,136.4	4,550.9	5,030.9	4,479.5

*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

12.          Shareholder returns

In the quarter ended June 30, 2017 the Company bought back 10.9M shares at a total cost of €204.1M.  This buy-back was equivalent to approximately 0.9% of the Company's issued share capital at March 31, 2017.  All of these ordinary shares repurchased were cancelled at June 30, 2017.

In FY17 the Company bought back 72.3M shares at a total cost of approximately €1,018M, all of which were cancelled at March 31, 2017. The ordinary shares bought back equated to approximately 5.6% of the Company's issued share capital at March 31, 2016.

As a result of the share buybacks in the quarter ended June 30, 2017, share capital decreased by 10.9M ordinary shares (72.8M ordinary shares in the year ended March 31, 2017) with a nominal value of €0.1M (€0.4M in the year ended March 31, 2017) and the other undenominated capital reserve increased by a corresponding €0.1M (€0.4M in the year ended March 31, 2017). The other undenominated capital reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

13.          Related party transactions

The Company has related party relationships with its subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2017 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2016 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.          Post balance sheet events

Between July 1, 2017 and July 20, 2017 the Company bought back 5.2M ordinary shares at a total cost of €95.2M under its €600M share buyback programme which commenced in May 2017. This was equivalent to 0.4% of the Company's issued share capital at June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 July, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary